Filed By Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
ALLERGAN ANNOUNCES FINAL EXTENSION OF INAMED EXCHANGE OFFER AND AMENDMENT TO MERGER AGREEMENT
IRVINE, Calif., March 13, 2006 - - Allergan, Inc. (NYSE: AGN) today announced that it is extending the expiration date of its exchange offer for all outstanding shares of common stock of Inamed Corporation (NASDAQ: IMDC). All conditions to the completion of the exchange offer currently are satisfied. However, Allergan is extending the offer pursuant to its one-time right under its merger agreement with Inamed to extend the offer for up to five business days to seek valid tenders representing at least 90% of the outstanding Inamed common stock so that it can complete the acquisition through a short-form merger under Delaware law.
The exchange offer now will expire at 11:59 p.m. Eastern Time on Friday, March 17, 2006. The exchange offer previously was scheduled to expire at 6:00 p.m. Eastern Time on Friday, March 10, 2006, at which time 30,594,622 shares, representing approximately 82.9%, of Inamed’s outstanding common stock had been tendered.
Assuming all conditions to the exchange offer remain satisfied when the offer expires at 11:59 p.m. Eastern Time on Friday, March 17, 2006, Allergan will have no further extension rights and will promptly complete the exchange offer. Allergan will publicly announce the results of the exchange offer upon completion.
Allergan also announced that the respective Boards of Directors of Allergan, Inamed and Banner Acquisition, Inc., Allergan’s wholly owned subsidiary, approved an amendment to their merger agreement. The amendment provides that Inamed stockholders who tender shares in the exchange offer and do not make a valid election of consideration, and Inamed stockholders whose shares are cancelled in the subsequent merger who do not make a valid election of consideration, will be deemed to have elected to receive Allergan common stock in exchange for their Inamed shares.
The amendment was entered into in an effort to treat fairly those Inamed stockholders who do not make valid elections in the exchange offer and the merger. Due to the increase in the trading price of Allergan common stock since Allergan first announced the exchange offer, there currently is a significant difference between the $84 in cash payable per Inamed share and the implied value of 0.8498 shares of Allergan common stock issuable per Inamed share in the exchange offer and the merger. Prior to this amendment, non-electing Inamed stockholders likely would have received the currently lower value of $84 in cash per Inamed share. As a result of this amendment, Inamed stockholders who desire to receive cash for their Inamed shares either in the exchange offer or the subsequent merger must now affirmatively elect to receive cash. No other terms of the merger agreement were amended.

“We are pleased with the initial response to our exchange offer from Inamed’s stockholders, and are extending the offer for a short period to facilitate a prompt completion of the acquisition through a short-form merger under Delaware law,” said David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer. “We encourage all Inamed stockholders who have not yet tendered their shares to do so promptly, and look forward to completing the acquisition and implementing our integration plan.”
In the exchange offer, Allergan is offering to exchange for each outstanding share of Inamed common stock, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
To learn more about Allergan’s exchange offer for Inamed and the details of the transaction, please go to the Allergan website www.Allergan.com.
Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; governmental laws and regulations affecting domestic and foreign operations; publicity concerning the safety of our products; and changes in accounting standards or tax rates. Risks and uncertainties relating to the Inamed acquisition include that the anticipated benefits and synergies of the transaction will not be realized, that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.

Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, as amended or supplemented from time to time, and any other filings made by Allergan with the SEC in connection with the proposed Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.
Contact Information

Amy Bilbija or Dan Burch, MacKenzie Partners	212-929-5500 or 800-322-2885
Allergan Investor Relations	714-246-4636
Allergan Media Relations	714-246-5134
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